Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CSX CORPORATION

The undersigned, desiring to amend its Amended and Restated Articles of Incorporation under the provisions of Section 13.1-710 of Chapter 9 of Title 13.1 of the Code of Virginia of 1950, as amended, sets forth the following:

1.	Name. The name of the corporation is CSX Corporation.

2.	The Amendment. Section 3.1 of Article III of the Amended and Restated Articles of Incorporation is struck out and the following is substituted therefor:

3.1 Number and Designation. The Corporation shall have authority to issue six hundred million (600,000,000) shares of Common Stock, par value $1.00 per share, and twenty-five million (25,000,000) shares of Serial Preferred Stock, without par value.

3.

Stock Split. At the Effective Time (as defined below), each issued and each unissued authorized share of Common Stock existing immediately prior to the Effective Time shall be automatically changed into two shares of Common Stock. The Corporation has only shares of Common Stock outstanding.

4.

Directors Action. The foregoing amendment was adopted on July 18, 2006, by the Board of Directors of the Corporation acting pursuant to § 13.1-706(3) of the Code of Virginia without shareholder action. Shareholder approval of the amendment was not required as the Corporation has no shares of Preferred Stock issued and outstanding.

5.	Effective Time. These Articles of Amendment shall be effective as of 5:00 p.m. on August 3, 2006 (the “Effective Time”).

Dated: July 18, 2006

CSX CORPORATION

By:	/s/ ELLEN M. FITZSIMMONS
Senior Vice President-Law and Public Affairs